

May 18, 2016

Via E-mail
Kai Haakon E. Liekefett
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, New York 10103-0040

      Re: Omega Protein Corporation
             Preliminary Proxy Statement filed on Schedule 14A
             Definitive Additional Materials
             Filed May 9, 2016
             File No. 001-14003

Dear Mr. Liekefett:

      We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

      Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

      After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A

1. We note you have nominated David H. Clarke for election as director at the Annual Meeting. We also note that Wynnefield Capital Management has indicated that it intends to nominate Mr. Clarke for election as director at the Annual Meeting. Please provide supplemental information demonstrating that Mr. Clarke has consented to be specifically named in your proxy materials and to serve if elected consistent with Rule 14a-4(d) of Regulation 14A.

Proposal 1 – Election of Directors, page 9

2. Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Proposal 4 - Proposal to Adopt an Amendment to the Bylaws, page 60

3. Disclosure in the second and third paragraphs of this section appears to contemplate that, if a majority standard is in effect for the election of directors, votes will consist of "for" and "withheld" votes only. Please revise this disclosure so that it is consistent with Instruction 2 to Rule 14a-4(b) of Regulation 14A.

DEFA14A filed May 9, 2016

Exhibit 99.1 – Letter to Stockholders

4. Please provide support for your statement that "Wynnefield has stated to the Company that it seeks to eventually acquire control of the Company." In particular, please indicate when and how Wynnefield indicated this intent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions